

MAIL STOP 3561

October 26, 2009

Mr. Joseph F. Furlong, III, Chief Executive Officer
American Homepatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, Tennessee 37027-5018

      Re: **American Homepatient, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed on March 5, 2009

              Form 10-Q for the Quarterly Period Ended June 30, 2009
              Filed on August 10, 2009

              File No. 0-19532

Dear Mr. Furlong:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Valuation of Long-lived Assets, page 44

1. Please tell us how you considered paragraph 8 of SFAS 144 in determining whether to test your long-lived assets for impairment as of December 31, 2008 and June 30, 2009, as applicable. If you conducted an impairment test in fiscal 2008 or 2009, tell us how you group your long-lived assets for purposes of testing for impairment, the results of your test, and explain to us why an impairment charge was not recognized. If you have not tested your long-lived assets for impairment in fiscal 2008 or 2009, explain to us why not.

Item 9A(T). Controls and Procedures, page 56

Disclosure Controls and Procedures, page 56

2. We note the disclosure that your chief executive officer and chief financial officer evaluated the effectiveness of the Company's disclosure controls and procedures ("DC&P") "In an effort to ensure that the information the Company must disclose in its filings with the SEC is recorded, processed, summarized, and reported on a timely basis…" Please be advised that DC&P is designed *to ensure* the items set forth in the DC&P definition in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. As such, revise to remove the first part of the sentence beginning with "In an effort…on a timely basis."

3. Based on your disclosure, it appears to us that your chief executive officer and chief financial officer *only* concluded that your DC&P were effective in timely alerting them to material information relating to the Company required to be disclosed in the Company's periodic reports filed with the SEC. Please revise to disclose the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of your DC&P (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of your DC&P required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to Item 307 of Regulation S-K. Provide us with the text of your proposed disclosure in your response to us.

Notes to Consolidated Financial Statements, page F-68

3. Summary of Significant Accounting Policies, page F-68

Goodwill and Other Intangible Assets, page F-71

4. We note that you performed your annual impairment test on September 30, 2008
   and concluded that there was no goodwill impairment. We further note that your
   revenues have been declining and you have not generated any income from
   continuing operations excluding earnings from unconsolidated joint ventures for
   the past three years. Additionally, you are not able to repay $233.6 million of
   debt due August 1, 2009 thus there is substantial doubt about your ability to
   continue as a going concern. In light of these factors, please provide a detailed
   analysis of your impairment test. Tell us how you adjusted your assumptions for
   computing the fair value of goodwill and how it was determined using a
   combination of discounted cash flow calculations, market multiples and other
   market information. Please provide sufficient detail to understand the
   assumptions used to support your conclusion.

Other Assets, page F-71

5. We note your other assets of $8,141,000 and $7,565,000 at December 31, 2008
   and 2007, respectively, relating to life insurance arrangements that were recorded
   in connection with the prior acquisitions of certain home health care businesses
   and *in connection with bonuses for employees*. Please tell us the amount of
   employee bonuses included in other assets at December 31, 2008 and 2007 and if
   they also arose in connection with the prior acquisitions of certain home health
   care businesses. In addition, tell us the specific U.S. GAAP literature that you
   relied upon in accounting for the bonuses as other assets.

7. Investment in joint ventures, page F-7

6. We note that your summarized financial information of all 50% owned joint
   ventures at December 31, 2008 and 2007 and for each of the years in the three
   year period ending December 31, 2008 is labeled "unaudited." Please note that
   summarized annual financial data for significant equity investees should not be
   labeled "unaudited." Revise to disclose the audited sales, gross profit, net income
   (loss) from continuing operations, net income, and net income attributable to
   significant equity investees pursuant to Rule 8-03(b)(3) of Regulation S-X.

10. Goodwill, page F-79

7. We note the $122,093,000 total carrying amount of goodwill accounted for 48% of total assets at December 31, 2008 and 2007. We further note your disclosure, on page F-71, with respect to goodwill, intangible assets with indefinite lives, and intangible assets with finite useful lives. Please tell us the total carrying amount of each of these assets, and which balance sheet line item they were recorded, as of December 31, 2008 and June 30, 2009. In addition, revise to include the disclosures required by paragraph 45 of SFAS 142, as applicable. Provide us with the text of your proposed disclosure in your response to us. Refer to paragraphs 42-43 of SFAS 142 for additional guidance on goodwill and intangible asset disclosure requirements.

11. Debt and Capital Leases, page F-79

8. Please revise to disclose, as applicable, all restrictive covenants (e.g. restrictions on dividends, additional indebtedness, redemptions or repurchases of outstanding equity, sale of assets, any other uses of cash, or obligations to maintain minimum working capital) and assets mortgaged, pledged, or otherwise subject to lien, pursuant to paragraphs 18-19 of SFAS 5. At a minimum, we would expect your revised disclosure to include a discussion of the assets held on deposit with lessors that are referenced on page F-71. Also state whether you were in compliance with your covenants as of each balance sheet date. Provide us with the text of your proposed disclosure in your response to us.

Exhibits

9. We are unable to locate Exhibit 10.21. Please provide this exhibit.

10. It appears that various documents in Exhibits 10.8 through 10.16, all of which are incorporated by reference to exhibits in the company's annual report on Form 10-K for the year ended December 31, 2003, are not executed or complete. In addition to lacking the signature of one of the parties to the agreement, they do not provide information that is said to be contained in one or more schedules, in part or in whole, and/or exhibits. Please see, e.g., Exhibit 10.8 (Schedule 1 does not provide names of specific Lenders), Exhibit 10.9 (Schedules II and III and Exhibit A do not provide any specific information), Exhibit 10.10 (Schedules I through III and Exhibit A do not provide any specific information). Please file executed agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

Form 10-Q for the fiscal quarter ended June 30, 2009

Notes to Interim Condensed Consolidated Financial Statements (unaudited), page 8

11. Given the significance of your Secured Debt to total liabilities, the going concern as a result of its near term maturity (Note 2), and Forbearance Agreement subsequent to June 30, 2009 (Note 3), we would expect footnote disclosure of your debt in both the interim and annual periods. Please revise to include a Secured Debt footnote, as applicable, and tell us whether there were any material changes to your Secured Debt as a result of the Forbearance Agreement. Provide us with the text of your proposed disclosure in your response to us.

3. Subsequent Event, page 9

12. Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc. We direct your attention to the July 31, 2009 forbearance agreement entered into by and among the Company, NexBank, SSB (the "Agent"), and a majority of the senior debt holders (the "Forbearance Holders"). Explain why this agreement was not filed in its entirety pursuant to Item 601(b)(10) of Regulation S-K, or file the agreement with all attachments.

8. Fair Value Measurement and Fair Value Option, page 16

13. We note your statement that the Company cannot estimate the fair value of its Secured Debt at June 30, 2009 or December 31, 2008 because debt instruments of comparable terms and maturities are unavailable due to current conditions in the debt market. Please further explain to us why you cannot estimate the fair value of your Secured Debt at June 30, 2009 or December 31, 2008, including your basis for determining that debt instruments of comparable terms and maturities are unavailable due to current conditions in the debt market. Also tell us whether or not it is *practicable* to estimate the fair value and the reason(s) why. Refer to paragraph 10 and 15 of SFAS 107.

14. If estimating the fair value is not practicable, revise to specifically state this and include the disclosures required by paragraph 14 of SFAS 107. Alternatively, if estimating the fair value is practicable, revise to include the disclosures required by paragraph 32 of SFAS 157. You may also refer to the Implementation Guidance in Appendix A for additional guidance on the quantitative disclosures required by SFAS 157. Provide us with the text of your proposed disclosure in your response to us.

Section 302 Certifications – Exhibit 31

15. Please revise the Section 302 Certifications filed with your June 30, 2009 Form 10-Q and December 31, 2008 Form 10-K to delete the word "quarterly" or "annual" in paragraphs 1 – 3, as applicable, as required by Exhibit 601(b)31 of Regulation S-K.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comment may be directed to John Archfield at (202) 551-3315. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me at (202) 552-3790.

Sincerely,

John Reynolds
Assistant Director

cc: American Homepatient, Inc.
        FAX: (615) 790-7465